The New Format of Indosat’s Product Brands Communications

Jakarta, 17 April 2006. PT Indosat Tbk (‘Indosat”) today introduces the new format to communicate its products brands. Indosat will now insert a tagline “Punya Indosat” or “Indosat’s Own” in all of its product communications materials.

“The launching of the new communication format is intended to enhance public and customer awareness of the variety of Indosat’s products and services as well as the benefits that can be enjoyed by the customer,” stated Hasnul Suhaimi, President Director of Indosat during the launching event at the Auditorium 001, Indosat Building.

“Punya Indosat” tagline serves as an umbrella for all products owned by Indosat. The tagline clarifies that the variety of telecommunication product brands such as “Mentari”, “Matrix”, “IM3” and “StarOne” which are available in the market and used widely are part of Indosat family of products. “Until now, our brands appear to be independent, thus the public sometimes does not realize that the brand belongs to Indosat,” add Hasnul. “The tagline “Punya Indosat” reflects our commitment to ensure the quality of telecommunications services as well as the benefits for the customers.”

“Punya Indosat” tagline can also be translated into “customer ownership of Indosat”, as all products of Indosat is aimed to fulfill the customers telecommunications needs. On the other hand, the insertion of “Punya Indosat” tagline in all communications materials is aimed to motivate all of the employees to establish their commitment to providing best quality service to the customers.

Indosat’s quality assurance is represented through the consistent construction of Indosat’s infrastructure such as BTSs which stood at 5,702 by the end of year 2005. Indosat also owns other infrastructure such as fiber optic network to support the transmission of other services. To ensure that the network is well operated, Indosat has placed operational staff that will be on call 24 hours a day. The service is also supported by 273 Galeri Indosat and Griya Indosat  (Indosat’s  Own Walk-in Centers) throughout Indonesia.

Apart of other promotional program, Indosat’s customers will benefit through the Indosat Community. Indosat Community is a community of Matrix, Mentari, IM3 and Starone that will receive special facilities such as discounts in shopping centers, restaurants, entertainment centre and locations that are established by Indosat with third parties (merchants). Indosat Community member can also enjoy lower tariff among Indosat customers.

Besides the new communications format, in this opportunity Indosat has also introduced four icons that symbolize the benefit and features provided by Indosat products. The icons are expected to convey a message that is clear, direct, communicative and unique.

There are four icons introduced by Indosat in the spectacular program which are all interpreted in fun icons:

The Bat Icon; symbolizes the benefit of 5 hours free calls from Mentari to Mentari, Matrix and IM3 for local, domestic long distance throughout Indonesia (excluding International calls), effective from 16 April 2006 at 00.00 to.05.00 local time. The free calls are offered to Mentari customers with a minimum balance of Rp25 thousands. Mentari customers with a balance below Rp25 thousands will be charged and off-peak tariff of Rp 150 per 30 seconds.

The Egg Icon; symbolizes the benefit of a larger zone and lower rate. Now Mentari will offer a local tariff of Rp450 per 30 second for calls to PSTN in zone which previously are considered the domestic long distance zone.

The Musical Note Icon; symbolizes the I-Ring feature, a personal ring tone that can be activated by Matrix, Mentari and IM3 customers. With I-Ring, the caller can enjoy a song while waiting for the call to be received. To subscribe I-Ring, just send an SMS to 808 with the following message SET<space>Song Code. The song code can be viewed in www.matrix-centro.com and www.klub-mentari.com.

The Lips Icon; symbolizes the i-Say feature or known as Voice SMS, a new service from Indosat that enables the customers to send voice SMS. The i-Say is simple to use, simply by dialing 939 followed by the number telephone number and leave a voice message. For the first phase, the i-Say feature will be launched in Java. Outside java, in order to balance the public interest, at present the service is still in the capacity expansion stage. The expansion is expected to be completed in the very near future, hence customers outside Java will also benefit from this feature.

“Through the variety of benefits offered we hope that Indosat’s customers will enjoy more convenience and ease in communicating,” stated Hasnul

Indosat is a leading telecommunications and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Divisi Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.